SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number: 33-19048-NY

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K               ☐ Form 20-F               ☐ Form 11-K               ☒ Form 10-Q               ☐ Form 10-D               ☐ Form N-SAR               ☐ Form N-CRS

For Period Ended:              September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I
REGISTRANT INFORMATION

AMERICAN METAL & TECHNOLOGY, INC.

Full Name of Registrant

Former Name if Applicable

633 W. 5th Street, 28th Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90071

City, State and Zip Code

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)  ☒ Yes    ☐ No

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the nine months ended September 30, 2010 on a timely basis because the information required to be present for the filing was not received within a sufficient time to complete the filing.  The Registrant intends to file the Form 10-Q as soon as practicable.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification

Alan P. Fraade, Esq	(212)	486-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ☒ No

AMERICAN METAL & TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By:	/s/ Chen Gao
Chen Gao, President and Chief Executive Officer

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